UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32614 / April 26, 2017

In the Matter of

WINTON DIVERSIFIED OPPORTUNITIES FUND
WINTON CAPITAL US LLC

c/o Michael Beattie
SEI Corporation
One Freedom Valley Drive
Oaks, PA 19456

(812-14694)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT,
UNDER SECTIONS 6(c) AND 23(c)(3) OF THE ACT GRANTING AN EXEMPTION FROM
RULE 23c-3 UNDER THE ACT AND PURSUANT TO SECTION 17(d) AND RULE 17d-1
UNDER THE ACT

Winton Diversified Opportunities Fund and Winton Capital US LLC filed an application on
August 18, 2016, and an amendment on February 22, 2017, requesting an order under section
6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from sections
18(a)(2), 18(c) and 18(i) of the Act, under sections 6(c) and 23(c)(3) of the Act granting an
exemption from rule 23c-3 under the Act and pursuant to section 17(d) of the Act and rule 17d-1
under the Act. The order permits certain registered closed-end management investment
companies to issue multiple classes of shares and to impose asset-based distribution and/or
service fees, early withdrawal charges and early repurchase fees.

On March 30, 2017, a notice of the filing of the application was issued (Investment Company
Act Release No. 32585). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that proposed repurchases will be made in a manner which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

It is further found that the investment company's proposed institution of asset-based distribution and/or service fees is consistent with the provisions, policies, and purposes of the Act, and will not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Winton Diversified Opportunities Fund and Winton Capital US LLC (File No. 812-14694),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from rule 23c-3 is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the investment company's institution of asset-based distribution and/or service fees is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary